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UNITED STATES
ES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING
MAR 0 5 2003
WASH, D.C. 155 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 25280

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Windmill Group, Inc

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

253 RT 202
(No. and Street)

SOMERS (City) NY (State) 10589 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Maceranka 914 277 2700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Robert Gardener
(Name — if individual, state last, first, middle name)

734 Walt Whitman Rd (Address) Melville (City) NY (State) 11747 (Zip Code)
Suite 413

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

MAR 21 2003

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, John Maiorano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Windmill Group, Inc, as of Dec. 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

President
Title

Notary Public

Notary Public, State of New York
No. 4757784
Qualified in Westchester County
Commission Expires ~~March 30, 19~~ 10-31-04

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE WINDMILL GROUP, INC.

ANNUAL REPORT

DECEMBER 31, 2002

THE WINDMILL GROUP, INC.
ANNUAL REPORT
DECEMBER 31, 2002

TABLE OF CONTENTS

GARDENER & GARDENER, LLC
Certified Public Accountants

February 2, 2003

To the Stockholders of
The Windmill Group, Inc.
253 Route 202
Somers, New York 10589

We have audited the accompanying balance sheet of The Windmill Group, Inc., as of December 31, 2002 and the related statements of income, retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of The Windmill Group, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Windmill Group, Inc. as of December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Robert J. Gardener

Robert J. Gardener

January 21, 2003

a division of THE GARDENER GROUP, INC.
734 Walt Whitman Road Suite 413 Melville, NY 11747
14237 U.S. Highway 1 Juno Beach, FL 33408
Telephone: 631.549.6838 Toll Free: 866.266.9980
Fax: 631.549.6826 E-mail: GardenerGroup.com

THE WINDMILL GROUP, INC.
BALANCE SHEET
DECEMBER 31, 2002

ASSETS

Current Assets	
Cash	$ 17,433
Accounts receivable	4,566
Total	21,999
Fixed Assets	
Office equipment	5,000
Furniture & fixtures	1,000
	6,000
Less: Accumulated depreciation	(6,000)
Net equipment and fixtures	0
Total Assets	$ 21,999

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities	
Commissions payable	$ 4,464
Accrued expenses payable	722
Total Liabilities	5,186
Stockholders' Equity	
Capital stock	2,700
Additional paid in capital	129,000
Retained earnings - (deficit)	(114,887)
Total	16,813
Total Liabilities and Stockholders' Equity	$ 21,999

See accompanying notes and accountants' audit report.

THE WINDMILL GROUP, INC.
STATEMENT OF INCOME AND RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2002

Revenues	
Commissions	$ 199,157
Miscellaneous	5,267
Total	204,424
Operating Expenses	241,258
Net Income	(36,834)
Retained Earnings - (deficit) - January 1, 2002	(78,053)
Retained Earnings - (deficit) - December 31, 2002	$ 114,887)

See accompanying notes and accountants' audit report.

THE WINDMILL GROUP, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash flows from operating activities	
Net (loss)	$(36,834)
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation and amortization	0
Changes in assets and liabilities	
(Increase) in accounts receivable	(2,375)
(Decrease) in commission and accrued expenses payable	(452)
(Decrease) in deposits payable	(2,351)
Total adjustments	(5,178)
Net cash from operations	(42,012)
Net (decrease) in cash and cash equivalents	(42,012)
Cash and cash equivalents - January 1, 2002	59,445
Cash and cash equivalents - December 31, 2002	$ 17,433

See accompanying notes and accountants' audit report.

THE WINDMILL GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounts Receivable

The present balance is all current and includes $4,566 due from the clearing broker, Cantella, Inc. This amount was received in full in January 2003.

Income Taxes

In 1987, the former shareholder elected to treat the company as a small business corporation ("S" corporation) for income tax purposes. As such, the company's income or loss and credits will be passed through to the shareholders and combined with their other personal income and deductions to determine taxable income on their individual returns.

Capital Stock

The present shareholders each own 50% of the company at December 31, 2002.

GARDENER & GARDENER, LLC
Certified Public Accountants

February 2, 2003

The Windmill Group, Inc.
253 Route 202
Somers, New York 10589

As an addendum to your annual report of December 31, 2002, We herewith submit the following exhibits:

"A-1"	Schedule of Operating Expenses
"A"	Statement of Changes in Stockholders' Equity for the Year Ended December 31, 2002
"B"	Computation of Net Capital Requirements
"C"	Computation of Net Capital

Our my opinion the aforementioned exhibits present fairly the information under Security Exchange Commission Rule 17A-5(e) (4) in conformity with generally accepted accounting principles.

Robert J. Gardener

a division of THE GARDENER GROUP, INC.
734 Walt Whitman Road Suite 413 Melville, NY 11747 Telephone: 631.549.6838 Toll Free: 866.266.9980
14237 U.S. Highway 1 Juno Beach, FL 33408 Fax: 631.549.6826 E-mail: GardenerGroup.com

Exhibit A-1

THE WINDMILL GROUP, INC.
OPERATING EXPENSES
FOR THE YEAR ENDED DECEMBER 31, 2002

Operating Expenses

Salaries	$ 13,100
Rent	17,761
Equipment rentals	2,867
Office expense & supplies	394
Postage & delivery	1,247
Telephone	7,276
Automobile expense & travel	2,600
Dues, subscriptions, and licenses	17,849
Commissions	170,205
Utilities	993
Taxes	994
Contributions	200
Professional fees	3,600
Temporary help & research services	600
Miscellaneous	82
Insurance	1,491
Total	$ 241,259

Exhibit A

THE WINDMILL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
DECEMBER 31, 2002

Balance - January 1, 2002	$ 53,647
Net Income (loss)	(36,834)
Balance - December 31, 2002	$ 16,813

Exhibit B

THE WINDMILL GROUP, INC.
COMPUTATION OF NET CAPITAL REQUIREMENT
DECEMBER 31, 2002

Minimum Net Capital Required 6 2/3% of aggregate indebtedness	$ 346 =======
Minimum Required	$ 5,000 =======
Net Capital Required (Greater of above amounts)	$ 5,000 =======
Excess Net Capital (Net Capital $16,813 per Exhibit C less net capital requirement $5,000)	$ 11,813 =======
Excess Net Capital at 1,000% (Net Capital less 10% of total liabilities net secured or subordinated)	$ 16,294 =======

Exhibit C

THE WINDMILL GROUP, INC.
COMPUTATION OF NET CAPITAL
DECEMBER 31, 2002

Total stockholders' equity from the balance sheet equity	$ 16,813
Liabilities subordinated to claims of general creditors	0
Total capital & allowable subordinated liabilities	$ 16,813
Less: non allowable assets from the balance sheet:	
Other assets	0
Total	16,813
Less: 2% haircut on securities	0
Net Capital	$ 16,813